                                                                    EXHIBIT 12.1
                                                                    ------------


        STATEMENT OF COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
        --------------------------------------------------------------

                                             Nine Months ended
                                             September 30, 1994     1993       1992        1991        1990        1989
                                             ------------------     ----       ----        ----        ----        ----

Computation of Earnings:
- -----------------------
Pretax income from continuing operations             126.6           279.8      254.7        208.8      178.7     148.4

Adjustments to Income:
     Add:  Distributed income
             from less than 50%
             owned companies                           6.8             7.1        4.6          3.3         0        0
     Add:  Portion of rent expense
             representative of
             interest expense                          0               0           .6          2.0         1.6      0
     Add:  Interest incurred
             net of amounts capitalized               70.6            89.5       77.4         76.6        59.9     11.9
     Add:  Amortization of
             interest previously capitalized            .6             0          0            0           0        0
     Add:  Amortization of
             debt expense and discount
             or premium on indebtedness                 .3              .3        0            0           0        0
                                                     -----           -----      -----        -----       -----    -----
                 Earnings                            204.9           376.7      337.3        290.7       240.2    160.3
                                                     -----           -----      -----        -----       -----    -----

Computation of Fixed Charges:
- ----------------------------
     Interest incurred                                75.3            89.5       77.4         76.6        59.9     11.9
     Amortization of debt expense
             and discount or premium
             on indebtedness                            .3              .3        0            0           0        0
     Portion of rental expense
             representative of interest                0               0           .6          2.0         1.6      0
                                                     -----           -----      -----        -----       -----    -----
                 Fixed Charges                        75.6            89.8       78.0         78.6        61.5     11.9
                                                     -----           -----      -----        -----       -----    -----
    Ratio of Earnings to Fixed Charges                 2.7x*           4.2x       4.3x         3.7x        3.9x    13.5x

* During the third quarter of 1994, the Company incurred a pre-tax charge of $114.6 million to reflect the costs associated with the restructuring of its metal packaging operations in the United States and Canada. Thirteen facilities were affected by the restructuring, primarily those that produce three-piece, steel food and aerosol containers. The charge covers the restructuring of facilities, including applicable severance and related fixed asset write-downs. If such charge had not occurred, the ratio of earnings to fixed charges for the nine months ended September 30, 1994 would have been 4.2x.